UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Transfer Agreement

Effective August 31, 2021, MEDIROM Healthcare Technologies Inc. (the “Company”) entered into a share transfer agreement (the “Agreement”) with all of the existing shareholders of ZACC Kabushiki Kaisha (“ZACC”), a Japanese hair salon operator of “ZACC” brand. Pursuant to the Agreement, the Company will purchase 100% of the outstanding shares of ZACC in exchange for 370,000,000 Japanese yen ($3,362,108.13).

Convenience translations included in this report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥110.0500 = US$1.00, which was the foreign exchange rate on August 31, 2021 as reported by the Board of Governors of the Federal Reserve System in its weekly release on September 7, 2021. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is furnished herewith as Exhibit 1.1 hereto and is incorporated herein by reference.

Issuance of Press Release

On September 22, 2021, the Company issued press releases announcing it has entered into the Agreement with all of the existing shareholders of ZACC Kabushiki Kaisha (“ZACC”) and announcing its major Key Performance Indicators, updated for the month of August 2021.

The press releases furnished in this report as Exhibit 99.1 and 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

Exhibit No.	Description
1.1	English translation of the Transfer Agreement by and among the shareholders of ZACC and the Company, dated August 31, 2021.

99.1	Press Release of Medirom Healthcare Technologies Inc. dated September 22, 2021.

99.2	Press Release of Medirom Healthcare Technologies Inc. dated September 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: September 22, 2021
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer